UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year: December 31, 2001
Exhibit Index Appears on Sequentially Numbered Page:    4
Total Number of Pages:    22

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

This Amendment No. 1 to the annual report of European Investment Bank on Form 18-K/A for the year ended December 31, 2001 comprises:

(a)     Pages numbered 1 to 5 consecutively.

(b)     The following exhibits:

...... Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2002, Profit and Loss Account as at 30 June 2002 and Cash Flow Statement as at 30 June 2002 (Exhibit VI).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 11th day of December, 2002.

EUROPEAN INVESTMENT BANK (Name of registrant)

By:	/s/ Barbara Bargagli Petrucci
Barbara Bargagli Petrucci Head of Capital Markets

By:	/s/ Carlos Guille
Carlos Guille Head of Division Capital Markets

By:	/s/ Günter Burghardt
Günter Burghardt Head of Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document	Page No.

VI	Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2002, Profit and Loss Account as at 30 June 2002 and Cash Flow Statement as at 30 June 2002	6